Exhibit 99.2

SEAGATE TECHNOLOGY PUBLIC LIMITED COMPANY

2012 EQUITY INCENTIVE PLAN

EXECUTIVE PERFORMANCE UNIT AGREEMENT

1.               Grant of Performance Units.  Seagate Technology Public Limited Company, a public company incorporated under the laws of the Republic of Ireland with limited liability (the “Company”), hereby grants to you (the Participant named in Section 2 below) the number of Performance Units set forth in Section 2 below subject to the terms and conditions of the Seagate Technology Public Limited Company 2012 Equity Incentive Plan, as may be amended from time to time and including any exhibits thereto (the “Plan”) and this Performance Unit Agreement, including any exhibits hereto (the “Agreement”) (collectively, the “Award”).  In the event of a conflict between the terms of the Plan and the terms of this Agreement, the terms of the Plan shall govern.  Unless otherwise defined in this Agreement, any capitalized term used in this Agreement shall have the meaning assigned to such term in the Plan.

2.               Award Terms.  Subject to further detail included in this Agreement, the key terms related to the Award are as follows:

(a)          Participant.

(b)         Global ID Number.

(c)          Date of Grant.

(d)         Grant Number.

(e)          Vesting Commencement Date.

(f)            Number of Performance Units.

(g)         Vesting Schedule.  As set forth in Schedule A attached hereto.

3.               Vesting and Settlement.

(a)          Subject to the limitations contained herein, the Performance Units will vest as provided in Schedule A attached hereto.

(b)         Notwithstanding the Vesting Schedule set forth in Schedule A, if on any date on which the Performance Units would otherwise vest, the Company determines that you would be in violation of Rule 10b-5 promulgated under the Exchange Act if you were to sell any of the Shares issuable to you upon the vesting of the Performance Units on that date, the vesting of those Performance Units shall be delayed until the first date on which you would no longer be in violation of Rule 10b-5, unless, prior to the commencement of any trading blackout or closed window period in effect on the scheduled vesting date, you established an effective Rule 10b5-1 trading plan that provides for the sale of a sufficient number of the Shares issuable to you upon the vesting of the Performance Units to fund the payment of any Tax-Related Items (as defined in Section 7 below), which trading plan remains in effect on the applicable vesting date.

(c)          Upon the vesting of any Performance Units, as promptly as is reasonably practicable (but in any event no later than March 15 of the calendar year following the calendar

2012 Executive Performance Unit Agmt (October 2011)

year of vesting), Shares (which shall be fully paid up) shall be issued to you, and the Company shall deliver to you appropriate documentation evidencing the number of Shares issued in settlement of such vested Performance Units.  However, the settlement of the Performance Units shall be conditioned upon your making adequate provision for Tax-Related Items, as discussed in Section 7 below.

4.               Compliance with Law.  Notwithstanding any other provision of the Plan or this Agreement, unless there is an available exemption from such registration, qualification or other legal requirement applicable to the Shares, the Company shall not be required to deliver any Shares issuable upon vesting of the Performance Units prior to the completion of any registration or qualification of the Shares under any local, state, federal or foreign law or under rulings or regulations of the U.S. Securities and Exchange Commission or of any other governmental regulatory body, or prior to the obtaining of any approval or other clearance from any local, state, federal or foreign governmental agency, which registration, qualification or approval the Company shall, in its absolute discretion, deem necessary or advisable.

5.               Shareholder Rights.  You shall not be, nor have any of the rights or privileges of, a shareholder of the Company in respect of the Shares subject to the Performance Units unless and until such Shares have been issued by the Company to you.  No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Article 12 of the Plan.

6.               Transferability.  The Performance Units may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by you other than by will or by the laws of descent and distribution, and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Affiliate.

7.               Responsibility for Taxes.

(a)          Regardless of any action the Company or your employer (the “Employer”) takes with respect to any or all income tax, social insurance, payroll tax, payment on account or other tax-related items related to your participation in the Plan and legally applicable to you (“Tax-Related Items”), you acknowledge that the ultimate liability for all Tax-Related Items is and remains your responsibility and may exceed the amount actually withheld by the Company or the Employer.  You further acknowledge that the Company and/or the Employer (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Award, including, but not limited to, the grant, vesting or settlement of the Performance Units, the issuance of Shares, the subsequent sale of Shares acquired pursuant to such issuance and the receipt of any dividends; and (ii) do not commit to and are under no obligation to structure the terms of the grant or any aspect of the Award to reduce or eliminate your liability for Tax-Related Items or achieve any particular tax result.  Further, if you have become subject to Tax-Related Items in more than one jurisdiction between the Date of Grant and the date of any relevant taxable or tax withholding event, as applicable, you acknowledge that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.

(b)         Subject to Sections 7(c) and 7(d) below, your acceptance of this Agreement constitutes your instruction and authorization to the brokerage firm designated by the Company for such purpose to sell on your behalf the number of whole Shares from those Shares issuable to you upon settlement of the Performance Units as the Company determines to be appropriate to generate cash proceeds sufficient to satisfy any applicable withholding obligation for Tax-Related Items.  Such Shares will be sold on the day the Tax-Related Items are to be determined or as soon thereafter as practicable.  You will be responsible for all brokers’ fees and other costs of sale, which fees and costs may be deducted from the proceeds of the foregoing sale of Shares, and you agree to indemnify and hold the Company and any brokerage firm selling such Shares harmless from any losses, costs, damages, or expenses relating to any such sale.  To the extent the proceeds of such sale exceed your Tax-Related Items, such excess cash will be deposited into the securities account established with the brokerage firm for the settlement of your Performance Units.  You acknowledge that the broker or its designee is under no obligation to arrange for such sale at any particular price, and that the proceeds of any such sale may not be sufficient to satisfy your Tax-Related Items.

(c)          At any time before any taxable or tax withholding event, the Company may, in its sole discretion, elect to satisfy any withholding obligation with respect to the Tax-Related Items by withholding Shares to be issued upon settlement of the Performance Units;  provided, however, that if you are an Officer, the Committee (as constituted to satisfy Rule 16b-3 of the Exchange Act) shall approve any such election to withhold Shares to the extent necessary or desirable to exempt the transaction under Rule 16b-3 of the Exchange Act.  To the extent the Company makes such an election (with the Committee’s approval, if applicable), you hereby authorize the Company to withhold Shares otherwise issuable upon settlement of the Performance Units having a Fair Market Value on the date of settlement equal to the amount sufficient to satisfy the Tax-Related Items.

(d)         As an alternative or in addition to the withholding mechanisms described in Sections 7(b) and 7(c) above,  the Company may, in its sole discretion, elect to satisfy any withholding obligation with respect to the Tax-Related Items by withholding from your wages or other cash compensation to be paid to you by the Employer, the Company or any Affiliate and/or permit you to pay to the Company or the Employer any amount of Tax-Related Items that the Company or the Employer may be required to withhold or account for as a result of your participation in the Plan.

(e)          To avoid negative accounting treatment, the Company may withhold or account for Tax-Related Items by considering applicable minimum statutory withholding amounts or other applicable withholding rates.  If the obligation for Tax-Related Items is satisfied by withholding in Shares as described in Section 7(c) above, for tax purposes, you will be deemed to have been issued the full number of Shares subject to the Performance Units, notwithstanding that a number of the Shares are held back solely for the purpose of paying the Tax-Related Items due as a result of any aspect of your participation in the Plan.

(f)            The Company may refuse to issue or deliver the Shares or the proceeds of the sale of Shares unless and until you have complied with your obligations related to the Tax-Related Items described in this Section 7.

8.               Nature of the Award.  In accepting the Award, you acknowledge, understand and agree that:

(a)          the Plan is established voluntarily by the Company, it is discretionary in nature and it may be amended, suspended or terminated by the Company at any time;

(b)         the Award is voluntary and occasional and does not create any contractual or other right to receive future awards of Performance Units, or benefits in lieu of Performance Units, even if Performance Units have been awarded repeatedly in the past;

(c)          all decisions with respect to future Performance Unit awards, if any, will be at the sole discretion of the Company;

(d)         you are voluntarily participating in the Plan;

(e)          your participation in the Plan will not create a right to employment with the Employer and shall not interfere with the ability of the Employer to terminate your employment relationship at any time;

(f)            the Award and any Shares subject to the Award are an extraordinary item that does not constitute compensation of any kind for services of any kind rendered to the Company or the Employer, and which is outside the scope of your employment or service contract, if any;

(g)         the Award and any Shares subject to the Award are not intended to replace any pension rights or compensation;

(h)         the Award and any Shares subject to the Award are not part of normal or expected compensation or salary for any purposes, including, but not limited to, calculating any severance, resignation, termination, redundancy, dismissal, end of service payments, bonuses, long-service awards, pension or retirement or welfare benefits or similar payments and in no event should be considered as compensation for, or relating in any way to, past services for the Company, the Employer or any Affiliate;

(i)             in the event that you are not an employee of the Company, the Award will not be interpreted to form an employment or service contract or relationship with the Company or any Affiliate; and furthermore, your participation in the Plan will not be interpreted to form an employment or service contract or relationship with the Employer or any Affiliate;

(j)             the future value of the underlying Shares is unknown and cannot be predicted with certainty;

(k)          no claim or entitlement to compensation or damages shall arise from forfeiture of the Award resulting from termination of your Continuous Service (regardless of the reason for the termination and whether or not such termination is in breach of any employment law in the country where you reside, even if such law is otherwise applicable to your employment benefits from the Employer, and whether or not such termination is later found to be invalid) and in consideration of the Award to which you are otherwise not entitled, you irrevocably agree never to institute any claim against the Company or the Employer, waive your ability, if any, to bring any such claim, and release the Company and the Employer from any such claim; if, notwithstanding the foregoing, any such claim is allowed by a court of competent jurisdiction, then, by participating in the Plan, you shall be deemed irrevocably to have agreed not to pursue such claim and agree to execute any and all documents necessary to request dismissal or withdrawal of such claims; and

(l)             for purposes of the Award, your Continuous Service will be considered terminated as of the date you are no longer actively employed by and providing services to the Company or an Affiliate; your right, if any, to vest in the Performance Units under the Plan after termination of Continuous Service (regardless of whether the termination is in breach of any employment law in the country where you reside, even if such law is otherwise applicable to your employment benefits from the Employer, and whether or not such termination is later found to be invalid) will be measured by the date you cease to be actively employed and will not be extended by any notice period mandated under any employment law in the country where you reside, even if such law is otherwise applicable to your employment benefits from the Employer (e.g., active employment would not include a period of “garden leave” or similar period); the Committee, in its sole discretion, shall determine when you are no longer actively employed for purposes of the Award (including whether you may still be considered actively employed while on a leave of absence).

9.               No Advice Regarding Grant.  The Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding your participation in the Plan, or your acquisition or sale of the underlying Shares.  You are hereby advised to consult with your own personal tax, legal and financial advisors regarding your participation in the Plan before taking any action related to the Plan.

10.         Data Privacy.  You hereby explicitly and unambiguously consent to the collection, use, processing and transfer, in electronic or other form, of your personal data as described in this Agreement and any other Award materials by and among, as applicable, the Employer, the Company and its Affiliates (whether inside or outside the European Economic Area) for the exclusive purpose of implementing, administering and managing your participation in the Plan.

You understand that the Company and the Employer may hold certain personal information about you, including, but not limited to, your name, home address and telephone number, date of birth, social insurance number or other identification number, salary, nationality, job title, any shares or directorships held in the Company, details of all Performance Units or any other entitlement to shares awarded, canceled, exercised, vested, unvested or outstanding in your favor, for the exclusive purpose of implementing, administering and managing the Plan (“Data”).

You understand that Data will be transferred to a brokerage firm or share plan service provider designated by the Company which is assisting the Company with the implementation, administration and management of the Plan.  You understand that the recipients of Data may be located in the United States or elsewhere, and that the recipients’ country (e.g., the United States) may have different data privacy laws and protections than your country.  You understand that you may request a list with the names and addresses of any potential recipients of Data by contacting your local human resources representative.  You authorize the Company, any Company-designated brokerage firm or share plan service provider and any other possible recipients which may assist the Company (presently or in the future) with implementing, administering and managing the Plan to receive, possess, use, retain, process and transfer Data, in electronic or other form, for the sole purpose of implementing, administering and managing your participation in the Plan.  You understand that Data will be held only as long as is necessary to implement, administer and manage your participation in the Plan.  You understand that you may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing your local human resources representative.  You understand, however, that refusing or withdrawing your consent may affect your ability to participate in the Plan.  For more information on the consequences of your refusal to consent or withdrawal of consent, you understand that you may contact your local human resources representative.

11.         Electronic Delivery and Participation.  The Company may, in its sole discretion, decide to deliver any documents related to current or future participation in the Plan by electronic means or request that you consent to participate in the Plan by electronic means.  You hereby consent to receive such documents by electronic delivery and agree to participate in the Plan through an online or electronic system established and maintained by the Company or any third party designated by the Company.

12.         Notices.  Any notices provided for in your Award or the Plan shall be given in writing and shall be deemed effectively given upon receipt or, in the case of notices delivered by the Company to you, five (5) days after deposit in the United States mail, postage prepaid, addressed to you at the last address you provided to the Company.  Any such notices from the Company to you may also be delivered to you through the Company’s electronic mail system (during your Continuous Service) or at the last email address you provided to the Company (after termination of your Continuous Service).

13.         Choice of Law and Venue.  The Award is governed by, and subject to, the laws of the State of California, without regard to such state’s conflict of laws rules, as provided in the Plan.  For purposes of litigating any dispute that arises directly or indirectly from the relationship of the parties evidenced by this Award, the parties hereby submit to and consent to the exclusive jurisdiction of the State of California and agree that such litigation shall be conducted only in the courts of Santa Clara County, California, or the federal courts for the United States for the Northern District of California, and no other courts, where this Award is made and/or to be performed.

14.         Country-Specific Provisions.  The Award shall be subject to any special provisions set forth in Exhibit A for your country, if any.  If you relocate to one of the countries included in Exhibit A during the life of the Award or while holding Shares acquired upon vesting of the Performance Units, the special provisions for such country shall apply to you, to the extent the Company determines that the application of such provisions is necessary or advisable in order to comply with applicable laws with regard to the acquisition, issuance or sale of the Shares or facilitate the administration of the Plan.  Exhibit A constitutes part of this Agreement.

15.         Imposition of Other Requirements.  The Company reserves the right to impose other requirements on the Award and the Shares acquired under the Plan, to the extent the Company determines it is necessary or advisable in order to comply with applicable laws with regard to the acquisition, issuance or sale of the Shares or facilitate the administration of the Plan, and to require you to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.

16.         Compensation Recovery for Fraud and Misconduct Policy.  You hereby acknowledge and agree that to the extent you are or become subject to the Seagate Technology Public Limited Company Compensation Recovery for Fraud and Misconduct Policy, as amended from time to time (the “Compensation Recovery Policy”), the terms and conditions of the Policy are hereby incorporated by reference into this Agreement and shall apply to (a) the Award, (b) each outstanding share award granted or issued to you (pursuant to which Shares may be issued or payments deriving their value from the Shares may be made), and (c) the gain received in connection with the vesting, exercise and/or issuance of any share award (i.e., the market value of the Shares on the vesting, exercise and/or issuance date, as applicable, less (i) any price paid for the Shares and (ii) any Tax-Related Items withheld from or paid by you in connection with the vesting, exercise and/or issuance of the share award), in each case without regard to whether such award was granted or issued under a share plan of the Company, a predecessor to the Company or a company acquired by the Company or outside a share plan; provided, however, that such award was granted or such gain was received within the three years prior to the Date of Grant; and provided, further, that no share award granted prior to January 29, 2009 shall be subject to the terms of the Compensation Recovery Policy.  Moreover, you hereby irrevocably appoint the Company as your true and lawful attorney for the purpose of undertaking all actions and executing all deeds and documentation that may be required to be executed to enforce the recovery of compensation pursuant to the Compensation Recovery Policy.  A copy of the current version of the Compensation Recovery Policy is attached to this Agreement as Exhibit B.

17.         Amendments.  The Committee at any time, and from time to time, may amend the terms of the Award; provided, however, that the rights under any Award shall not be materially impaired by any such amendment unless (a) the Company requests your consent and (b) you consent in writing.

18.         Language.  If you have received this Agreement or any other document related to the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control.

19.         Severability.  The provisions of this Agreement are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.

20.         Acknowledgements.  By indicating acceptance of the Award through the Company’s online acceptance procedure, you acknowledge that: (a) you have received, and understand and agree to the terms of, this Agreement and the Plan (including any exhibits to each document), (b) you accept the Award on the terms and conditions set forth in this Agreement and the Plan (including any exhibits to each document), and (c) this Agreement and the Plan (including any exhibits to each document) set forth the entire understanding between you and the Company regarding the rights to acquire the Shares subject to this Award and supersede all prior oral and written agreements with respect thereto.

SCHEDULE A

VESTING SCHEDULE

EXHIBIT A

SEAGATE TECHNOLOGY PUBLIC LIMITED COMPANY

2012 EQUITY INCENTIVE PLAN

PERFORMANCE UNIT AGREEMENT

COUNTRY-SPECIFIC PROVISIONS

EXHIBIT B

SEAGATE TECHNOLOGY PUBLIC LIMITED COMPANY

COMPENSATION RECOVERY FOR FRAUD OR MISCONDUCT POLICY

Effective January 29, 2009

The Seagate Technology Public Limited Company Compensation Recovery for Fraud or Misconduct Policy is intended to support accurate disclosure by recovering compensation paid to an executive covered by this policy where such compensation was based on incorrectly reported financial results due to the fraud or willful misconduct of the executive who received such compensation.

Employees Covered:

“Executive” is defined as U.S. employees of Seagate Technology plc, a public company incorporated under the laws of the Republic of Ireland with limited liability, or one of its subsidiaries (the “Company”) at the Senior Vice President level or above and any other officers subject to Section 16 of the Securities Exchange Act of 1934, as amended.

Compensation Covered:

The repayment and other obligations of an Executive described in this policy apply to any bonus paid, share grant issued (whether or not vested) and/or vested during the covered period, or share option exercised during the covered period, defined as the period commencing with the later of the effective date of this policy or the date that is four years prior to beginning of the fiscal year in which a restatement is announced and ending on the date recovery is sought pursuant to this policy; provided, however, that in no event shall this policy apply to any share or option award granted before the effective date of this policy.

Fraud or Misconduct:

For the purposes of this policy, “Fraud” or “Misconduct” shall mean any of the following events that are significant contributing factors to a restatement of the Company’s financial results, as determined pursuant to “Determination of Fraud or Misconduct”, below: (A) embezzlement or theft by the Executive, (B) the commission of any act or acts on the Executive’s part resulting in the conviction (or plea of guilty or nolo contendere) of such Executive of a felony under the laws of the United States or any state (or equivalent law of any jurisdiction outside of the United States), (C) Executive’s willful malfeasance or willful misconduct in connection with Executive’s financial reporting obligations for the Company, or (D) Executive’s other misrepresentation, act, or omission which is materially injurious to the Company’s financial reporting obligations.

Recovery Event:

A recovery event occurs when:

•                  The Company issues a restatement of financial results, and

•                  The independent members of the Board of Directors determine in good faith that the Fraud or Misconduct of an Executive covered by this policy was a significant contributing factor to such restatement, and

•                  During the covered period, (i) some or all of a bonus previously paid or performance-based share grant that vested prior to such restatement, in either case, having a value of at least $100,000, would not have been paid or become vested, as applicable, based upon the restated financial results, (ii) the Executive exercised one or more share options, sold the Company’s shares acquired upon such exercises and in the aggregate realized proceeds of at least $100,000 or (iii) the Executive sold the Company’s shares attributable to one or more non-performance-based share grants and in the aggregate realized proceeds of at least $100,000.

Determination of Fraud or Misconduct:

The determination of whether an Executive’s Fraud or Misconduct was a significant contributing factor to the Company’s restatement of financial results shall only be made by the affirmative vote of a majority of all of the independent members of the Board at an in-person meeting of the independent members of the Board called and held for such purpose (after reasonable notice is provided to the Executive and the Executive, with or without legal counsel, is given an opportunity to be heard at such meeting).  Any determination by the Board pursuant to this policy shall be subject to the Executive’s right to review by an arbitrator pursuant to procedures set forth in the Seagate Executive Severance and Change of Control Plan, a copy of which is attached hereto.

Repayment Obligation:

Upon receiving from the Company the revised calculations and determination of the independent members of the Board of Directors setting forth the amount of a previously paid bonus or bonuses that would not have been paid and/or a performance-based share grant or grants that would not have vested, in all cases based upon the restated financial results, and/or the proceeds of sales of shares acquired upon the exercise of share options or following the vesting of any non-performance-based share grants, the affected Executive will be required to deliver, within 30 days of such written notification of the amount due, to the Company an amount in equal to: (i) the bonus payments that would not have been made during the covered period had the restated financial results been used to determine such bonus awards; (ii) with respect to a performance-based share grant that was issued and/or vested during the covered period, an amount in cash or equivalent value in the Company’s shares (or a combination of the two) equal to the net proceeds realized by the Executive upon the issuance and, if applicable, subsequent sale of any shares that would not have been issued or vested based upon the restated financial results; (iii) with respect to any share option that was exercised during the covered period, an amount in cash equal to the net proceeds realized by the Executive upon the sale during the covered period of some or all of the shares acquired upon the exercise of such share option; and (iv) with respect to the sale of shares following the vesting of any non-performance-based share grant, an amount in cash determined by the independent members of the Board of Directors to be attributable to the Executive’s Fraud or Misconduct.  The Executive shall also immediately comply with any instructions delivered by the Company with respect to any of the Company’s shares that have not yet been sold or otherwise disposed of and would not have been issued or vested based upon the restated financial results.  For this purpose, “net proceeds” shall be net of any brokerage commissions and amounts paid to the Company to satisfy the aggregate exercise price and/or tax withholding obligations paid in respect of the award.  With respect to amounts to be paid in cash, the form of payment may be a certified cashier check, money transfer, or other method as approved by the Board of Directors.

Other Terms:

The Company shall be able to enforce the repayment obligation described in this policy by all legal means available, including, without limitation, by withholding such amount from other sums owed to the affected Executive.